Exhibit 1

Transactions in Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

BABAK GHASSEMIEH

Sale of Common Stock	(5,000)	2.9000	03/04/2026
Sale of Common Stock	(5,000)	2.8500	03/04/2026
Sale of Common Stock	(5,000)	2.8600	03/04/2026
Sale of Common Stock	(5,000)	2.8400	03/04/2026